

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 9, 2012

<u>Via E-Mail</u>

Jeffrey R. Binder
President and Chief Executive Officer
Biomet, Inc.
56 East Bell Drive
Warsaw, IN 46582

> **Re: Biomet, Inc.**
> **Form 10-K for the Fiscal Year Ended May 31, 2011**
> **Filed August 12, 2011**
> **File No. 1-15601**
> **Response Letter filed April 25, 2012**

Dear Mr. Binder:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You state in your response to comment 1 in our letter dated March 19, 2012 that you have sold and sell products into Syria through independent third-party distributors, in transactions not requiring U.S. export licenses. Please tell us whether any of your products sold or to be sold into Syria, or their components, are on the Commerce Control List maintained by the Commerce Department's Bureau of Industry and Security or otherwise are considered dual-use items. If they are on the CCL or otherwise are considered dual-use items, describe for us the military uses of the products and/or components. Tell us also whether, to the best of your knowledge, understanding and belief, any of the products or components have been put to military use by the government of Syria and, if so, tell us about any such uses of which you are aware.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
       Assistant Director
       Division of Corporation Finance